Exhibit 1
METHANEX CORPORATION
ANNUAL INFORMATION FORM
March 22, 2006

REFERENCE INFORMATION
      In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures and partnerships.
      The Company uses the US dollar as its reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in US dollars.
      In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.
      In this AIF, we incorporate by reference our 2005 Management’s Discussion and Analysis (“2005 MD&A”) which contains information required to be included in this AIF. The 2005 MD&A is publicly accessible and is filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

      Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:
      1 tonne of methanol  =  332.6 US gallons
      Historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates and Tecnon (UK) Ltd. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.
      Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association and is used under license by us.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      Statements made in this document that are based on our current objectives, expectations, estimates and projections constitute forward-looking statements. These statements include forward-looking statements both with respect to us and the chemicals industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. Forward-looking statements are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in these forward-looking statements.
      Important factors that can cause stated outcomes to differ materially from actual outcomes include but are not limited to worldwide economic conditions; conditions in the methanol and other industries, including the supply of methanol; demand for methanol and its derivatives; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; risks attendant with methanol production and marketing, including operational disruption; risks attendant with carrying out capital expenditure projects, including the ability to obtain financing and completing the projects on time and on budget; availability and price of natural gas feedstock; foreign exchange risks; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; risks associated with investments and operations in multiple jurisdictions; and other risks discussed under the heading “Risk Factors and Risk Management” in our 2005 Management’s Discussion and Analysis.
      Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not be realized and we do not undertake to update forward-looking statements.

THE COMPANY
      Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: 604-661-2600).
      The following chart includes the principal operating subsidiaries and partnerships of the Company as of December 31, 2005 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

(1)	We permanently closed the Kitimat facility on November 1, 2005.

(2)	We idled the Waitara Valley facility on September 30, 2005. It was restarted in January 2006.

(3)	The 1.9 million tonne per year Motunui facility was permanently closed in November 2004 as a result of natural gas supply constraints.
BUSINESS OF THE COMPANY
      We are the world’s largest producer and marketer of methanol and the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe as well as Latin America.
What is Methanol?
      Methanol is a liquid chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Estimated 2005 global methanol demand is approximately 35 million tonnes.
      Approximately 80% of all methanol is used in the production of derivative chemicals such as formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally to produce MTBE, a gasoline component. Methanol is also being used on a small scale as a direct fuel for motor vehicles. Due to the diversity of the end-products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors.
Our Operations
      We own and operate methanol production facilities located in Chile, Trinidad and New Zealand. Our core low cost production hubs in Chile and Trinidad have an annual capacity of 5.8 million tonnes and these two hubs represent over 90% of our total production capacity. We also source additional methanol produced by others throughout the world either on the spot market or pursuant to contractual arrangements in order to meet customer needs and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system. This has enabled us to become the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe as well as Latin America.

      As a result of our worldwide production, marketing and distribution capabilities, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe we benefit from this competitive advantage through greater security of demand as a result of our excellent record of reliability, as well as marketing and transportation synergies and an improved customer mix.
      Our operations consist of the production and sale of methanol, which constitutes a single operating segment. Revenue, sales volumes and production volumes for each of the last two years can be found on pages 32 and 33 of our 2005 MD&A.
DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY
      Since the early 1990s, we have expanded our global methanol production and marketing reach and have carried out a strategy designed to enable us to become a low cost producer and, we believe, a preferred supplier in the methanol industry. As a result of this strategy, we have developed a global presence in the methanol industry, allowing us to provide reliable, efficient and cost-effective delivery of methanol from geographically diverse locations to customers in the world’s methanol markets.
      Our primary objective is to create value by maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective are:

•	Low Cost — striving to reduce all aspects of our cost structure;

•	Global Leadership — maintaining our world leadership in methanol marketing, logistics and sales; and

•	Operational Excellence — focusing on operational excellence in manufacturing and other key areas of our business including prudent financial management.
      Low Cost. Maintaining a low cost structure is a key element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our low cost structure. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
      Natural gas is the primary feedstock at our methanol production facilities. An important element of our strategy is to ensure long-term security of low cost natural gas supply. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts.
      We permanently closed our 500,000 tonne per year methanol plant located in Kitimat, British Columbia on November 1, 2005 and converted the site into a terminal for storing and distributing methanol as well as other products. The Kitimat site is ideally located to cost-effectively supply methanol from our low cost facilities to customers in the Pacific Northwest. We also entered into an agreement with EnCana for their use of the Kitimat site as a condensate terminal. With the permanent closure of the Kitimat methanol production facility, we have eliminated our exposure to high cost North American natural gas feedstock.
      Over the last several years we have developed a production hub in Trinidad with convenient access to methanol markets in North America and Europe. The 850,000 tonne per year Titan facility in Trinidad commenced production in 2000 and in 2003 we acquired a 100% interest in Titan. Located next to the Titan plant is the 1.7 million tonne per year Atlas methanol plant, a joint venture between BP and us. Atlas commenced operations in 2004. We have a 63.1% interest in Atlas and market 100% of its production. Including our proportionate share of Atlas, our Trinidad production hub represents about two million tonnes of annual low cost production capacity.
      In June 2005, we commenced operations at our 840,000 tonne per year expansion of our methanol production hub in Chile. This expansion is underpinned by a long-term low cost natural gas supply contract. With this expansion, our methanol production hub in Chile has annual production capacity of 3.8 million tonnes. In addition to having long-term low cost natural gas supply contracts, this strategic location allows us to distribute methanol on a cost-effective basis to North America, Europe, Asia Pacific and Latin America.
      Our low cost production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes, which represents over 90% of our current total annual production capacity. These facilities are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle.

      The cost to distribute methanol from our production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. We also seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean vessel contracts.
      We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to our customers. Our terminal in Korea allows us to efficiently and cost-effectively service our customer base in northeast Asia. In 2005, we expanded the methanol storage capacity at our Korean terminal to 155,000 tonnes and leased terminal capacity in Taicang, China to further improve customer service in China. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce our distribution costs.
      We believe our production of methanol from large hub facilities with access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.
      Global leadership. We are the largest supplier of methanol to the major international markets of North America, Asia Pacific and Europe, as well as Latin America. Our expertise in the global distribution of methanol enables us to extract value by providing security of supply to our customers. Leadership has also allowed us to play a role in industry pricing through the establishment of published Methanex reference prices in each major market.
      Over the past several years, we have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global chemical producers as they face the decision of producing or purchasing their methanol requirements. Over the past few years, we have permanently shut down 2.2 million tonnes of our own higher cost capacity in North America. Other producers have also shut down plants, allowing us to gain new customers. For example, in 2002, we entered into an exclusive agreement with Lyondell Chemical Company to supply its methanol feedstock requirements in North America and Europe commencing January 2003. We also acquired Lyondell’s methanol customer list and a number of contracts in North America effective January 2004 and obtained certain production rights to its 750,000 tonne per year methanol facility in Texas during 2004. In 2003, we acquired all of Terra Industries’ methanol customer contracts relating to its 700,000 tonne per year methanol facility located in Beaumont, Texas, together with certain production rights to that facility until the end of 2008. With the start-up of Atlas in 2004 and Chile IV in 2005, we advised both Lyondell and Terra in 2004 that we would no longer require production from these facilities. The facilities were subsequently shut down.
      In 2003, the economically recoverable gas reserves from New Zealand’s Maui gas field were redetermined and we lost most of our remaining contractual entitlements from the Maui field. The reduction in these gas entitlements forced the permanent shut down of our 1.9 million tonne per year Motunui site in 2004 and since then, we have been operating the 530,000 tonne per year Waitara Valley facility. In 2005, we produced about 350,000 tonnes of methanol at the Waitara Valley plant but we idled that plant at the end of September 2005. We restarted the Waitara Valley facility in January 2006 using our remaining natural gas entitlements. As well, in March 2006, we secured additional amounts of natural gas which, combined with our existing entitlements, is expected to enable the New Zealand plant to operate until the end of the second quarter of 2006 and produce approximately 230,000 tonnes of methanol. We continue to seek other supplies of economically priced natural gas to extend the life of the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.
      The expansion of our Korean terminal discussed above improves the cost-effectiveness of distributing methanol from our production facilities in Chile to our customers in Asia through the utilization of larger vessels. To that end, we have re-positioned the Millennium Explorer, our 100,000 dwt ship, from the Atlantic to the Pacific in order to serve the Asian market. We have also relocated our Asia Pacific marketing and logistics office from Auckland, New Zealand to Hong Kong in order to enhance our customer service and industry leadership in this region and have added staff at our office in Shanghai.
      We are actively investigating options for supplying the expanding Asia Pacific markets over the long term and are proposing to build a 1.3 million tonne per year methanol facility in Egypt. We have established a joint venture company with Egyptian Petrochemicals Holding Company, an Egyptian state-owned company responsible for developing the petrochemical industry in Egypt. Methanex would have a majority ownership of this project and would market the methanol produced by this facility. We have also agreed with the Egyptian Natural Gas Holding Company, the

Egyptian state-owned supplier of natural gas to the project, on the key commercial terms for gas supply. We expect to be in a position to make a final investment decision concerning this project in late 2006.
      We continue to pursue opportunities that allow us to maintain our market leadership. For example, we publish regional non-discounted prices for each major methanol market. The majority of our customer contracts now use a Methanex published reference price as a basis for pricing. We publish our reference prices monthly for the US and Asian markets and quarterly for the European market. We believe that this pricing initiative has brought greater transparency to methanol market pricing.
      We believe that it is important to exhibit manufacturing and technological leadership and to play a role in developing new markets for methanol. To this end, we maintain active involvement with leading technology vendors to our industry and have made selected investments in technological innovations. With respect to new markets for methanol, we have, among other things, investigated the potential for methanol to be used as a fuel in biodiesel applications and fuel cells and for removing harmful nitrites from wastewater.
      Operational Excellence. We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and distribution processes, human resources, corporate governance practices and financial management.
      We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk minimization approach developed by the Canadian Chemical Producers’ Association, we believe we have reduced the likelihood of unplanned shutdowns and lost time incidents and have achieved an excellent overall environmental and safety record.
      In 2005, we also formally adopted a policy on Corporate Social Responsibility (“CSR”), as a natural extension of our Responsible Care ethic. Our CSR policy encompasses corporate governance, employee engagement and development, community involvement, social investment and many other activities that have long been practiced by us.
      We operate in a highly competitive and cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and have adopted a prudent approach to financial management. Where there are opportunities to grow our position in the methanol industry we apply a disciplined approach which includes minimum target return criteria. We also believe that it is prudent to maintain a conservative balance sheet and have established a track record of returning excess cash to shareholders.
METHANOL INDUSTRY INFORMATION
General
      Methanol is a clear colourless liquid that is typically used as a chemical feedstock in the manufacture of other products.
      In 2005, approximately 80% of all methanol was used in the production of formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the fuel sector, principally as a feedstock in the production of MTBE. MTBE is blended with gasoline and acts as a source of octane and as an oxygenate to reduce the amount of harmful exhaust emissions from motor vehicles. Methanol is also used in China as a direct fuel.
      Methanol is a typical commodity chemical and the methanol industry is characterized by cycles of oversupply resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand catches up and exceeds supply until increased prices lead to new plant investment or the re-start of idled capacity. In addition, the expanding number of different uses for methanol and its derivatives over the last several years has resulted in the methanol market becoming more complex and subject to increasingly diverse influences.
Demand Factors
      Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental and other factors and risks. See “Risk Factors and Risk Management” in our 2005 MD&A for more information. In 2005, the use of methanol to make chemical derivatives accounted for about 80% of world methanol demand. Because of the importance and relative stability of chemical derivative demand, methanol traditionally had been considered to be a mature commodity. The remainder of world methanol demand comes largely from its use as a feedstock for MTBE.
      Chemical Derivative Demand. In 2005, methanol for the production of formaldehyde represented approximately 39% of global methanol demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.
      In 2005, approximately 10% of all methanol produced annually was used in the production of acetic acid. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer (“VAM”), acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. The acetic acid industry has been benefiting from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.
      The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products which in turn are ultimately used to make such products as adhesives, coatings, plastics, film, textiles, paint, solvent, paint remover, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.
      Reflecting the diversity of methanol’s end-use products, changes in chemical derivative demand are generally influenced by levels of global industrial production and changes in economic conditions. The use of derivatives of formaldehyde, acetic acid and other products in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining the level of chemical derivative demand. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs typically account for only a small portion of the value of many of the end-products.
      MTBE and Fuel Demand. In 2005, methanol for the production of MTBE represented approximately 20% of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline.
      During the 1990s, environmental concerns and legislation in the US led to the introduction of a federal oxygenate standard for gasoline which resulted in increased demand for MTBE for use in gasoline in order to reduce automobile tailpipe emissions. Subsequently, concerns in the US were raised regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the US principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs from recreational watercraft. MTBE is more easily detectable in water than many other gasoline components. The presence of MTBE in some water supplies led to public concern about MTBE’s potential to contaminate drinking water supplies. Several states including California, New York, New Jersey and Connecticut have banned the use of MTBE as a gasoline component and this has reduced demand for methanol in the US.
      In 2005, the US federal government passed the Energy Policy Act (“EPACT”) which contains provisions that we believe will further reduce demand for MTBE in the US. While EPACT does not provide for a federal ban on the use of MTBE in gasoline, it does waive the federal oxygenate standard for gasoline effective May 2006 and does not provide MTBE producers and blenders with defective product liability protection.
      In 2005, the estimated demand for methanol to make MTBE for use in fuel blending in the United States was approximately two million tonnes. We expect that in 2006, US demand for methanol for MTBE will decline by about half. However, the pace of decline of US methanol demand for MTBE is uncertain and will be determined by various factors including the decision of US-based MTBE producers and blenders to continue to make or use MTBE in gasoline following expiry of the federal oxygenate standard, MTBE’s relative blend value in gasoline and the ability of the US gasoline pool to find sufficient quantities of alternative high-octane gasoline components so as to avoid the potential for gasoline shortages and price spikes. Certain large US refiners have already stated that they will stop the production and blending of MTBE for gasoline in April 2006. Additionally, we understand that the US EPA is preparing internal reports relating to the potential carcinogenicity of MTBE and this report is expected to be released in late 2006.
      The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE although several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended. However, governmental efforts in some European Union countries to promote bio-fuels and alternative fuels through legislation and tax policy are putting competitive pressures on the use of MTBE in gasoline. Several European MTBE production facilities have commenced producing ethyl tertiary butyl ether (ETBE) to take advantage of such tax incentives to produce bio-fuels.
      Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth in MTBE use outside the US and Europe. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. A number of Asian countries, including China, have adopted European specifications for gasoline formulations. This is expected to lead to increased consumption of MTBE in these markets.
      These recent developments lead us to believe that in 2006 and 2007, global demand for MTBE will decline due to the phasing-out of MTBE in the US and increasing incentives for biofuels in Europe. However, we expect that demand for MTBE in Asia, the Middle East and Latin America will continue to grow.
      As we enter 2006, we are experiencing healthy global economic conditions and stronger demand for methanol. We believe that global chemical derivative demand growth for methanol will more than offset the expected loss of demand for methanol to produce MTBE. However, there can be no assurance that legislation banning or restricting the use of MTBE, or promoting alternatives to MTBE, will not be passed or that negative public perception of MTBE outside of the United States may not develop, either of which would lead to a further decrease in the global demand for MTBE.
      Over the longer term, methanol has potential to be used to produce biodiesel and power fuel cells and is already being used to remove harmful nitrates from wastewater. We are working to promote methanol where there is long-term methanol growth potential.
Supply Factors
      While a significant amount of new methanol capacity has come on stream over the past few years, a large number of higher cost North American and European producers have shut down plants. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance.
      Newer methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of three to five years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by de-bottlenecking existing plants to increase their production capacity.
      In 2004, our 1.7 million tonne per year Atlas project commenced operation as did the 1 million tonne NPC 3 methanol facility in Iran and a 1 million tonne methanol facility in Saudi Arabia. In addition, a number of smaller-scale plants were added in China representing up to 2 million tonnes of annual capacity.
      In 2005, the significant capacity additions were our own 840,000 tonne per year Chile IV facility, which commenced operations in June 2005 and the 1.8 million tonne M5 facility in Trinidad which started-up in late September. In addition, a number of smaller-scale plants were added in China representing between two and three million tonnes of annual capacity.
      In 2006, a number of plant expansions and de-bottleneckings are expected to add about 750,000 tonnes of annual supply to the market and a 1.7 million tonne facility being built in Iran is anticipated to be completed in late 2006 or early 2007.

      There are also higher cost small-scale methanol capacity additions expected in China. Currently the cost to produce and transport methanol from many plants in China to the coastal provinces where a large proportion of methanol in China is consumed is high. Demand for methanol in China continues to grow at very high levels and we believe that substantially all methanol production in China will be consumed within the Chinese market and that China will continue to require imports to satisfy demand.
      Typical of most cyclical commodity chemicals, extended periods of relatively high methanol prices encourage construction of new plants and major expansion projects, leading to the possibility of an oversupply in the market. With about 20% of global methanol market share, we intend to maintain and enhance our strong competitive position in the methanol industry and we continue to look at opportunities to underpin our sales volumes with low cost methanol production capacity.
Methanol Prices
      Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. The following chart shows published methanol contract prices (in US dollars per tonne) in the world’s major methanol markets:

Source: Tecnon
     Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.
      The majority of methanol sold globally is priced with reference to published regional contract prices to which discounts may be applied. Spot market transactions, though limited in nature and representing a relatively small portion of the total volume that is transacted, also occur.
      We publish regional non-discounted prices for each major methanol market and these posted prices are reviewed and revised from time to time based on industry fundamentals and market conditions. The majority of our customer contracts now use published Methanex reference prices as a basis for pricing and customer discounts to these prices may apply based on various factors. We believe that this pricing initiative has brought greater transparency to methanol market pricing.

PRODUCTION
Production Processes
      The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.
Operating Data and Other Information
      We endeavour to operate our production facilities around the world in an optimal manner in order to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.
      The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

		Operating	2005	2004
	Year Built	Capacity(1)	Production	Production

		(tonnes/year)	(tonnes)	(tonnes)
Punta Arenas, Chile
Chile I	1988	925,000	843,654	808,751
Chile II	1996	1,010,000	892,905	931,242
Chile III	1999	1,065,000	918,959	951,967
Chile IV(2)	2005	840,000	373,121	—
Trinidad
Titan	2000	850,000	715,487	739,699
Atlas(3)	2004	1,073,000	894,808	421,312
Waitara Valley, New Zealand(4)	1983	530,000	343,215	498,103
Motunui, New Zealand(5)		1,900,000	—	589,706
Kitimat, Canada(6)		500,000	375,640	486,320

Total		7,853,000	5,357,789	5,427,100

(1)	Actual operating rates can vary.

(2)	The Chile IV plant commenced operations in June 2005.

(3)	The Atlas plant commenced production in July 2004. Atlas is a joint venture between Methanex (63.1%) and BP (36.9%). The Operating Capacity and Production shown here are Methanex’s proportionate share.

(4)	The Waitara Valley facility was idled in September 2005. It was restarted in January 2006.

(5)	The Motunui facilities were constructed between 1985 and 1995 and were permanently shut down in 2004.

(6)	The Kitimat facilities were constructed in 1982 and were permanently shut down in November 2005.

MARKETING
      We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo and Seoul) and Latin America (Santiago, Chile).
      Our methanol marketing strategy is based on three principles: develop and maintain a strong customer base in the methanol markets of North America, Europe, Asia Pacific and Latin America as well as in other markets that are strategically located in relation to our production facilities; form direct customer relationships rather than sell to methanol traders; and secure and maintain long-term sales contracts with major end-users.
      We believe our ability to sell methanol from our geographically dispersed, multiple production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with our storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements. As a result of our worldwide production, marketing and distribution capabilities, we are the largest supplier to the major international methanol markets and we believe we are a preferred supplier to many large scale consumers in the methanol industry.
      We augment our marketing operations by identifying surplus product from other producers and buying in the US, European and Asian methanol spot markets. This enables us to service a portion of the contract and spot requirements of our customers when the economics are favourable. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased on the spot market also provides us the opportunity to build our sales base prior to bringing on our own new capacity. During 2005, we sold about 1.2 million tonnes of methanol purchased from third parties.
      Currently, about 90% of our sales are covered by long-term or rolling one-year sales contracts. Pricing formulas under these contracts are generally determined on the basis of published Methanex reference prices at the time of shipment. In order to reduce the impact of cyclical pricing on our earnings, we have positioned ourselves with certain customers under long-term contracts where prices are either fixed or linked to our costs plus a margin and during 2005, sales under these contracts represented about 20% of our total sales volumes. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to the management of cash flow and liquidity.
      Trade in methanol is subject to duty in a number of jurisdictions. See “Foreign Operations and Government Regulation” on page 15 for more information.

DISTRIBUTION AND LOGISTICS
      The cost of methanol distribution represents a significant portion of our total costs and is important to our overall profitability. Our production hub in Chile currently supplies customers primarily in Asia Pacific, Europe and Latin America. The Atlas and Titan plants in Trinidad supply customers primarily in the US and Europe. Our 530,000 tonne per year Waitara Valley plant is a flexible asset and supplies customers in Asia Pacific.
      Methanol is pumped from our coastal plants by pipeline to adjacent deepwater ports for shipping. We manage a fleet of 20 ocean-going vessels to ship this methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short-term and long-term time charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers. We also lease or own storage and terminal facilities in the US, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.
NATURAL GAS SUPPLY
General
      Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long term security of supply of low cost natural gas feedstock.
      If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to curtail production or close such plants.
Chile
      About 62% of the natural gas for our Chilean facilities is currently sourced from suppliers in Argentina that are affiliates of international oil and gas companies. The remainder is supplied by ENAP (Empresa Nacional del Petróleo), a Chilean state-owned company, from gas reserves in Chile.
      Natural gas for the Chile I and IV plants is supplied under arrangements terminating in 2025 and natural gas export permits, valid until 2025, are in place for the gas being supplied from Argentina for those plants. Natural gas for the Chile II and III plants is supplied under contracts terminating in 2017 and 2019 and gas export permits, valid until those dates, are in place for gas being supplied from Argentina for those plants. Ten year extensions of these contracts until 2027 and 2029 have been agreed. Natural gas export permits in respect of the gas to be sourced from Argentina under these extensions have not yet been granted. Such permits are customarily only granted a few years prior to the contractual agreement becoming effective.
      The purchase price of natural gas for our Chilean facilities is based on a minimum US dollar base price plus a variable component that is calculated based on methanol market prices. The variable price component of the natural gas agreements for our Chilean facilities is determined with reference to 12-month trailing average published industry methanol prices, except Chile I where, until mid-2009, the adjustment is related to our average realized methanol price for the current calendar year. Thereafter, the variable price component for Chile I will be calculated with reference to 12-month trailing average published industry methanol prices. The minimum US dollar price increases annually under the Chile IV contract and, commencing in mid-2009, will increase under the Chile I contract. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. We also have an option to purchase up to an additional specified amount each year.
      In 2004 and 2005 our production facilities in Chile were impacted by curtailments of natural gas supply as a result of the Argentinian government ordering natural gas suppliers to inject additional gas into the local grid. From May to August (the winter period in the southern hemisphere) of 2004 we lost approximately 50,000 tonnes of methanol production due to these curtailments. During the same period in 2005 we lost about 100,000 tonnes of production. We have not had any further production losses due to such curtailments since August 2005. Our Argentinean natural gas suppliers have claimed contractual relief in connection with these curtailments and our legal response to these claims remains under consideration. See “Risk Factors and Risk Management” in our 2005 MD&A for additional related information.

      In 2006 we expect to experience further curtailments of natural gas at our Chilean facilities as a result of further injection orders from the Argentinian government during the southern hemisphere winter. Taking into account current expectations with respect to demand for natural gas, pipeline capacity and natural gas supply in 2006, we currently believe that production losses due to these curtailments in 2006 should be similar to those experienced in 2005. However, given there are many variables beyond our control, including weather, that could affect this situation, production losses could be materially worse than our current expectation.
      There is also renewed interest in natural gas exploration both in southern Argentina and Chile. As an example, our Chilean natural gas supplier, ENAP, is undertaking gas exploration and development programs in areas of Chile which are relatively close to our production facilities. In late 2005, we entered into an understanding with ENAP which, among other things, provides that if such programs are successful, ENAP would guarantee the natural gas delivery obligations of one of our Argentinean gas suppliers. If ENAP’s exploration programs are successful, there is a possibility that we may be able to obtain some additional supply from new natural gas wells as early as 2007. However, there can be no assurance that ENAP will be successful.
      We are working with our natural gas suppliers and senior government officials in Chile and Argentina, and we continue to monitor this issue closely.
Trinidad
      Natural gas for the Titan and Atlas facilities is sourced from the major gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near the Titan and Atlas facilities and from there it is distributed and sold under individual contracts to industrial consumers.
      Natural gas is supplied to our facilities under contracts with NGC which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s contract with NGC expires in 2014 with an option to renew for a further 5 years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. Gas paid for but not taken by the Titan plant in any year may be received in subsequent years. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in the Titan plant gas contract.
New Zealand
      Prior to 2003, the natural gas for our New Zealand facilities was sourced primarily from the Maui field. As a result of the redetermination of the gas reserves of the Maui field in 2003 we lost most of our remaining contractual natural gas entitlements from the Maui field.
      The reduction in these gas entitlements forced the permanent shut down of our 1.9 million tonne per year Motunui site in 2004 and since then, we have been operating our remaining 530,000 tonne per year Waitara Valley facility. In 2005, we produced about 343,000 tonnes of methanol at the Waitara Valley plant but we idled that plant at the end of September 2005. We restarted the Waitara Valley facility in January 2006 using our remaining natural gas entitlements. As well, in March 2006, we secured an additional six petajoules of natural gas. This gas, combined with our existing gas entitlements, is expected to enable the New Zealand plant to operate until the end of the second quarter of 2006 and produce approximately 230,000 tonnes of methanol.
      We continue to seek other supplies of economically priced natural gas to extend the life of the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION
General
      Our operations in Canada, the US, Chile, Trinidad, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements.
      We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks; risks of increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.
      In addition, because the Company derives substantially all of its revenue from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Company may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
      Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to a duty of 5.5%. Methanol from Chile which is sold in Japan and Korea, the other major markets in Asia Pacific, is not subject to duty. Recent free trade agreements now provide for methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties is not significant. However, there can be no assurance that we will in the future be able to mitigate the costs of such duties if they are levied through techniques such as physical swaps of methanol which we have used to minimize the impact of duties in the past.
Chile
      Our wholly owned subsidiary, Methanex Chile Limited (“Methanex Chile”), owns the four plants comprising the Chilean production facilities. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants.
      Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in US dollars or any other freely convertible currency all or part of its profits and, after one year, its equity. Methanex Chile also has the right under the DL 600 Contracts to pay income taxes at a fixed rate of 42% for twenty years. Alternatively, Methanex Chile can make an irrevocable election to pay income tax at the general applicable rates, currently 35%. In 2005, Methanex Chile made the irrevocable election under the DL 600 contracts for plants one, two and three to pay income tax at the general applicable rate.
      The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.
Trinidad
      Under the Fiscal Incentives Act of Trinidad, our subsidiary that owns the Titan plant was declared an approved enterprise in respect of the manufacture of methanol and was granted total relief from Trinidadian corporation income tax, customs duties and income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol until June 2005.
      Similarly, our subsidiary that owns the Atlas plant was declared an approved enterprise and was granted, for a ten year period commencing 2004, total relief from corporation income tax for the first two years of operation, then at a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions, other than interest, out of profits or gains derived from the manufacture of methanol and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility.
      The applicable corporation income tax rate without tax relief is currently 35%. There are no exchange control restrictions relating to the movement of funds into or out of Trinidad.
New Zealand
      New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.
      We are not subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.
ENVIRONMENTAL AND SOCIAL MATTERS
      The countries in which we operate all have laws and regulations governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
      As a result of periodic external and internal audits, we currently believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with law at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us. However, operating petrochemical manufacturing plants and distributing methanol entail risks in this area and there can be no assurance that material costs or liabilities will not be incurred.
      We have accrued $20 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2005, cash expenditures applied against the asset retirement obligations accrual were $5.0 million (2004 — $0.3 million).
Responsible Care and Corporate Social Responsibility
      As a member of the Canadian Chemical Producers’ Association in Canada (“CCPA”), the American Chemistry Council in the US, ASIQUIM (Asociacion Gremial de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, environment, community involvement, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate. Responsible Care also guides decision-making related to our corporate development objectives.
      The application of Responsible Care at Methanex begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through documented management systems. The effectiveness of many of these management systems is measured using an audit process that we apply to our business operations. This process is designed to ensure ongoing compliance, identify opportunities for improvement and provide for the sharing of best practices. These audits often include third-party observers.
      We believe that Responsible Care helps us achieve strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.
      Some of the countries in which we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at all of our facilities.
      In 2005, we also formally adopted a policy on Corporate Social Responsibility (CSR), linking this ethic with our Responsible Care ethic. Our CSR policy encompasses governance, employee engagement and development, community involvement, social investment and many other activities that have long been practiced by us. We feel that adopting the tenets of CSR is a natural extension of our commitment to Responsible Care.
INSURANCE
      The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could materially adversely affect our revenues and operating income. We maintain insurance including business interruption insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have been very expensive or, in some cases, unavailable. There can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.
COMPETITION
      The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. Our competitors include state-owned enterprises. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets.
EMPLOYEES
      As of December 31, 2005, we had about 850 employees.
RISK FACTORS
      The risks relating to our business are described under the heading “Risk Factors and Risk Management” in our 2005 MD&A which are incorporated in this AIF by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial conditions or results of operations.

DIVIDENDS
      Dividends are payable to the holders of common shares of the Company if, as and when declared by our Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the highly cyclical nature of the methanol industry in order to preserve financial flexibility and creditworthiness.
      In July 2002, the Company initiated the payment of a quarterly dividend on its common shares. The first quarterly dividend of US$0.05 per share was paid on September 30, 2002. In 2003, the quarterly dividend was increased to US$0.06 per share effective September 30, 2003 and in 2004, the quarterly dividend was further increased to US$0.08 per share effective September 30, 2004. In 2005, the quarterly dividend was further increased to US$0.11 per share effective June 30, 2005.
      Our Board periodically considers other forms of distributions when general business conditions, financial results, capital requirements and other relevant factors warrant and, in that context, a special dividend of US $0.25 per share was paid on February 14th, 2003.
      The following table sets out the regular dividends, special dividends and total amount of dividends per share paid on the Company’s common shares in each of the last three most recently completed financial years:

	Regular Dividend		Special Dividend		Total Dividends
Financial Year Ended	Paid Per Share		Paid Per Share		Paid Per Share
December 31, 2003	US $	0.22	US $	0.25	US $	0.47
December 31, 2004	US $	0.28		—	US $	0.28
December 31, 2005	US $	0.41		—	US $	0.41
CAPITAL STRUCTURE
      The Company is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.
      Holders of common shares are entitled to: receive notice of and attend all annual and special meetings and to one vote in respect of each common share held; receive dividends if, as and when declared by our Board of Directors; and participate rateably in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.
      Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attaching to the shares of each such series. Currently, there are no preferred shares outstanding.
      Our by-laws provide that at any meeting of our shareholders a quorum shall be two persons present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.
      We have a stock option plan under which options to purchase our common shares may be granted from time to time to our employees and directors and to employees and directors of our subsidiaries. In March 2005, we amended the plan to clarify that for purposes of the plan our subsidiaries may include subsidiaries that we do not wholly-own. Nasdaq’s listing standards generally require shareholder approval when a stock option plan is to be materially amended. The rules and policies of the Toronto Stock Exchange, our home country marketplace, require shareholder approval for certain types of amendments to stock option plans, but we were advised by the Toronto Stock Exchange that it did not require approval by our shareholders for this amendment to our plan, and it would not be consistent with practices in our home country for us to seek shareholder approval where such approval is not required. Consequently, under Nasdaq’s rules we are not subject to Nasdaq’s shareholder approval requirements in respect of this amendment.

RATINGS
      The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”), Moody’s Investor Services, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”).

Security	S&P(1)	Moody’s(2)	Fitch(3)
Unsecured Notes	BBB- (negative)	Ba1 (stable)	BBB (stable)

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of eleven categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions, or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus ( + ) or minus ( - ) designation after a rating indicates the relative standing within a particular rating category.

(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)	Fitch credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by Fitch is the fourth highest of twelve categories and is assigned to debt securities considered to be good credit quality and low expectation of credit risk. The addition of a plus ( + ) or minus ( - ) designation after a rating indicates the relative standing within a particular rating category. The plus/minus grades are not added for the “AAA” category, or categories below “CCC”.
     Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES
      Our common shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX) and are quoted through the Nasdaq National Market in the US (trading symbol: MEOH). The following table sets out the market price ranges and trading volumes of our common shares on the Toronto Stock Exchange as well as for the Nasdaq National Market for each month of our most recently completed financial year (January 1, 2005 through December 31, 2005).

2005 Trading Volumes
The Toronto Stock Exchange				Nasdaq National Market
Ticker: MX				Ticker: MEOH
	High	Low	Volume		High	Low	Volume
	(Cdn. dollars)	(Cdn. dollars)	(millions)		(US dollars)	(US dollars)	(millions)
January	21.91	19.00	10.38	January	18.60	15.40	6.82
February	22.36	19.75	10.75	February	18.05	15.89	5.05
March	24.58	21.85	15.89	March	20.21	17.62	10.90
April	23.56	20.70	6.96	April	19.50	16.48	8.24
May	23.40	20.75	15.69	May	18.62	16.47	8.42
June	24.49	19.08	18.96	June	19.57	15.44	14.25
July	20.90	19.56	9.30	July	17.14	15.82	7.45
August	19.98	17.41	12.72	August	16.48	14.55	7.18
September	18.36	16.56	11.16	September	15.52	14.17	9.23
October	19.10	16.46	9.31	October	16.11	13.89	5.88
November	20.52	18.76	8.88	November	17.59	15.85	4.61
December	22.51	20.36	6.93	December	19.18	17.39	8.05
      On May 17, 2005, the Company commenced a normal course issuer bid under which we could repurchase up to 5,917,629 common shares. The bid was amended in January 2006 to provide for the repurchase of up to 11,790,217 common shares. The bid will terminate on the earlier of May 16, 2006 and the date when we have acquired the maximum number of common shares allowed under the bid or otherwise decided not to make further purchases.

DIRECTORS AND EXECUTIVE OFFICERS
      The following sets forth the names and municipalities of residence of the directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

Aitken, Bruce	Director and President	President and Chief Executive	July 2004
Vancouver, British Columbia	& Chief Executive	Officer of the Company since
Canada	Officer	May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.

Balloch, Howard(2)(3)(4)	Director	President of The Balloch	December 2004
Beijing		Group(6) since July 2001;
China		prior thereto Canadian Ambassador to the People’s Republic of China since February 1996.

Choquette, Pierre	Chairman of the Board	Corporate Director. Chairman	October 1994
Vancouver, British Columbia	and Director	of the Board and Chief
Canada		Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.

Findlay, Robert B.(2)(3)(5)	Director	Corporate Director. Prior to	July 1994
West Vancouver, British Columbia		October 1997 was President
Canada		and Chief Executive Officer of MacMillan Bloedel Limited.

Gregson, Brian D.(1)(5)	Director	Corporate Director. Prior to	July 1994
Vancouver, British Columbia		July 1995 was Chairman of
Canada		Barbican Properties Inc.

Poole, A. Terence(1)(4)	Director	Executive Vice President,	September 2003,
Calgary, Alberta		Corporate Strategy and	and from
Canada		Development of NOVA	February 1994
		Chemicals Corporation(7)	to June 2003
since May 2000.

Reid, John M.(1)(2)	Director	Corporate Director. Prior to	September 2003
Vancouver, British Columbia		December 1, 2005, was
Canada		President and Chief Executive Officer of Terasen Inc.(8)

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years	Director Since

Sloan, Monica E.(3)(5)	Director	Chief Executive Officer of	September 2003
Calgary, Alberta		Intervera Ltd.(9) since
Canada		January, 2004; prior thereto an Independent Consultant for ME Sloan Associates since October 1999.

Sweeney, Graham D.(1)(4)(5)	Director	Corporate Director. Prior to	July 1994
Sarnia, Ontario		October 1995 was President
Canada		and Chief Executive Officer of Dow Chemical Canada Inc.

Wexler, Anne L.(2)(3)(4)	Director	Chairman of the Executive	January 2001
Washington, D.C.		Committee of Wexler &
USA		Walker Public Policy Associates (10) (formerly The Wexler Group) since January 2000.

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a private consultancy firm specializing in Chinese and other Asian markets.

(7)	NOVA Chemicals Corporation is a commodity chemical company.

(8)	Terasen Inc. is an energy distribution and transportation company which also provides utility and energy products and services.

(9)	Intervera Ltd. is a company which provides data quality products and services to the energy industry.

(10)	Wexler & Walker Public Policy Associates is a private government relations consulting firm.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

Cameron, Ian P.	Senior Vice President,	Senior Vice President, Finance and
Vancouver, British Columbia	Finance and Chief	Chief Financial Officer of the Company
Canada	Financial Officer	since January 1, 2003; prior thereto Vice President, Finance of the Company since September 1999.

Floren, John	Senior Vice President,	Senior Vice President, Global Marketing
Vancouver, British Columbia	Global Marketing and	and Logistics of the Company since
Canada	Logistics	June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002; prior thereto Director, E-Commerce of the Company since June 2000.

Gordon, John K.	Senior Vice President,	Senior Vice President, Corporate
Vancouver, British Columbia	Corporate Resources	Resources of the Company since
Canada		September 1999.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During Last Five Years

Krause, Rodolfo L.	Senior Vice President	Senior Vice President of the Company
Santiago		since January 1st, 2006; prior thereto,
Chile		Senior Vice President, Latin America and Global Manufacturing of the Company since September 1999.

Macdonald, Michael G.	Senior Vice President,	Senior Vice President, Corporate
Vancouver, British Columbia	Corporate	Development of the Company since
Canada	Development	January 2004; prior thereto Senior Vice President, Technology and Emerging Markets of the Company since October 2002; prior thereto Vice President, Planning and Strategic Development of the Company since September 1999.

Milner, Randy M.	Senior Vice President,	Senior Vice President, General Counsel
Vancouver, British Columbia	General Counsel and	and Corporate Secretary of the Company
Canada	Corporate Secretary	since October 2002; prior thereto Assistant General Counsel and Corporate Secretary of the Company since June 2000.

Weake, Harvey	Senior Vice President,	Senior Vice President, Asia Pacific of the
Auckland	Asia Pacific	Company since December, 2005; prior
New Zealand		thereto Vice President, Global Manufacturing/ Managing Director of Methanex New Zealand since July 2005; prior thereto Vice President, Manufacturing/ Managing Director of Methanex New Zealand since December, 2003; prior thereto Director, Manufacturing, Asia Pacific of the Company since April 2000.

Yanez, Jorge	Senior Vice President,	Senior Vice President, Caribbean &
Port of Spain	Caribbean & Global	Global Manufacturing of the Company
Trinidad	Manufacturing	since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004; prior thereto Director, Project Development of Methanex Management Inc. since January 2001.

Schiodtz, Paul	Senior Vice President,	Senior Vice President, Latin America of
Santiago	Latin America	the Company since January 1, 2006;
Chile		prior thereto Director, Finance Latin America of Methanex Chile Ltd. since May 1999.
      As at December 31, 2005, the directors and executive officers of the Company owned, directly or indirectly, or exercised control of or direction over 320,471 common shares representing approximately 0.28% of the outstanding common shares as at December 31, 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
      Since the commencement of our most recently completed financial year, no director or executive officer of the Company, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.
      In a transaction which occurred in 2003, NOVA Chemicals Corporation indirectly disposed of 37,946,876 of our common shares by way of secondary offering and the Company repurchased the remaining 9,000,000 common shares indirectly owned by NOVA (the “Repurchase Transaction”). As an officer of NOVA, Mr. A. Terence Poole had a material interest in the Repurchase Transaction. Mr. Poole was, at the time of the Repurchase Transaction, and is now a director of the Company.
EXPERTS
      KPMG LLP, Chartered Accountants, Vancouver, were the auditors of the Company for the year ended December 31, 2005 and prepared and executed the audit report accompanying the annual financial statements.
LEGAL PROCEEDINGS
      We are not a party to and our property is not the subject of any material legal proceedings which are currently in place or which we know to be contemplated.
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
      The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
      The Committee’s Mandate sets out its responsibilities and duties. A copy of the Committee’s Mandate is attached hereto as Appendix “A”.
Composition of the Audit Committee
      The Committee is comprised of four directors: Brian Gregson (Chair), A. Terence Poole, John Reid and Graham Sweeney. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert”. The US Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.
Relevant Education and Experience
      The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statement.
Mr. Brian Gregson
      Mr. Gregson has acquired significant experience and exposure to accounting and financial reporting issues in various capacities during his 42 year career with the Royal Bank of Canada. Prior to his retirement in 1991 Mr. Gregson held senior positions with the Royal Bank including Senior Executive Vice President and Senior Credit Officer, Executive Vice President, Special Loans and Executive Vice President, Finance and Investment. After leaving the Royal Bank, Mr. Gregson was Chairman of Barbican Properties Inc., a real estate company. Mr. Gregson has studied at the Banff School of Advanced Management, the Tuck Business School at Dartmouth University and has attended various American Management Association courses.
      Mr. Gregson has chaired the Committee since October 1994.
Mr. A. Terence Poole
      Mr. Poole is Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to his current position Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998. and other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.
      Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.
      Mr. Poole also serves on the board of Pengrowth Corporation.
      Mr. Poole has served on the Committee since September 2003 as well as from February 1994 to June 2003.
Mr. John Reid
      Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company from November 1997 to November 30, 2005 and prior to that was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper including Corporate Vice President, Finance and Controller.
      Mr. Reid is a Chartered Accountant and holds an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.
      Mr. Reid also serves on the Board of Governors of the University of British Columbia.
      Mr. Reid has served on the Committee since September 2003.
Mr. Graham Sweeney
      Mr. Sweeney, is a corporate director. During his career at Dow Chemical Company, Mr. Sweeney held the position of President and Chief Executive Officer of Dow Chemical Canada Inc., for three years and prior to that held Vice President and senior executive positions with the Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992. In so doing, he acquired significant experience and exposure to accounting and financial reporting issues.
      Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa. Mr. Sweeney has served on the Committee since May 1996.
Pre-approval policies and procedures
      The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.
      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Paid to the Independent Auditors
      KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company and the holders of the Company’s common shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees to KPMG LLP during the years ended December 31, 2005 and December 31, 2004 were as follows:

US$000’s	2005	2004
Audit Fees	526	346
Audit-Related Fees	136	77
Tax Fees	158	168
All Other Fees		—
Total	820	591
      The nature of each category of fees is described below.
          Audit Fees:
      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
          Audit-Related Fees:
      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.
          Tax Fees:
      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.
TRANSFER AGENT AND REGISTRAR
      The transfer agent for our common shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.
CONTROLS AND PROCEDURES
      Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2005 and have determined that our disclosure controls and procedures are effective.
      There have been no changes during the year ended December 31, 2005 to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.
      The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

CODE OF ETHICS
      We have adopted a code of ethics that applies to our directors, officers and employees including its principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com.
ADDITIONAL INFORMATION
      We will provide to any person or company, upon request to the Corporate Secretary of the Company at the address set forth below:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short-form prospectus or a short-form prospectus,

(i)	one copy of the Information Circular of the Company dated March 3, 2006 for the Annual General Meeting of the Company to be held on May 9, 2006;

(ii)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this AIF;

(iii)	one copy of the comparative financial statements of the Company for the year ended December 31, 2005 together with the accompanying report of the auditors and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2005;

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any of the documents referred to in (a)(i), (iii) and (iv) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company that is not a security holder of the Company.
      Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular dated March 3, 2006 relating to the Annual General Meeting of the Company to be held on May 9, 2006.
      Additional financial information about the Company is provided in Methanex’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005.
      Copies of the documents referred to above are available on the SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com
      Additional information relating to the Company may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

APPENDIX “A”
METHANEX CORPORATION
AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation
      A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility
      The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor’s; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
      The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles, and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a)	The Committee must be composed of a minimum of three directors.

Appointment and Term of Members	b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence	c)
Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert”. These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chairman and Secretary	d)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts	e)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.   Meetings

Time, Place and Procedure of Meetings	a)	The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum	i)	a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii)	the Committee must meet at least quarterly;

Notice of Meetings	iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice	iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v)	the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi)	the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii)	each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting	viii)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees	ix)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting;

Reports to the Board	b)	The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

Annual Report and Disclosures*	a)
Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular and all financial statements in prospectuses or other disclosure documents.

Prospectuses*	b)
Review and recommend for approval by the Board all prospectuses and documents which may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures	c)
Review, discuss with management and the external auditor and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year end financial results, prior to public release.

Accounting Policies and Estimates	d)
Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
iii)	the appropriateness, acceptability, and quality of the Corporation’s accounting policies; and
iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e)	Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation	g)
Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

ii)	financial risks including foreign exchange, interest rate and investment of cash;

iii)	overall risk management strategies and the financing of risks including insurance coverage in the context of competitive and operational considerations;
iv)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
v)	shipping risk.

Risk Management Processes	b)	Review with management at least annually the Corporation’s processes to identify, monitor, evaluate, and address important enterprise-wide business risks.

Adequacy of Internal Controls	c)
Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii)
internal control recommendations of the external auditors and arising from the results of the internal audit procedures; including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation, including hedging programs.

3)	External Auditors

Appointment and Remuneration	a)	Review and recommend to the Board:

i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and
ii)	the nomination and remuneration of external auditors to be appointed at each Annual Meeting of Shareholders.

Resolving Disagreements	b)	Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c)	The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d)	Review a formal written statement requested at least annually from the external auditor describing:

i)	the firm’s internal quality control procedures;
ii)
any material issues raised by the most recent internal quality control review, peer review of the firm; or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii)	any steps taken to deal with any such issues; and
iv)	all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan	e)
Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for the strengthening of internal controls will be reviewed.

Rotation of Senior Audit Partner	f)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors	g)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor	h)
Ensure the establishment of policies relating to Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors	i)
Prior to filing of the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of their review or their audit.

Meeting with Auditors and Management	j)
The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with Management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

Internal Audit Plans	a)	Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c)	The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans
      With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly-owned subsidiaries that have estimated actuarial liabilities in excess of US$ 5 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a)	Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds;

Statements of Pension Investment Policy and Procedures	b)	Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds at least annually but in any event whenever a major change is apparent or necessary;

Amendments to Retirement Plans and Material Agreements	c)	Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements;

Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans;

Retirement Plan Financial Statements	e)	Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon;

Retirement Plan Report*	f)	Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds;

Terms of Reference of the Pension Committees	g)	Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any amendments thereto.

Delegation to the Pension Committees	h)	Approve the delegation of certain responsibilities to members of the Pension Committees;

Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on the Retirement Plan as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports; and
      With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$ 5 million of the wholly-owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j)	Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance; and

Delegation of Authority	k)	Administer and delegate to sub-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

Code of Business Conduct Compliance	a)
Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b)	Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process	c)
Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters	d)
Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy*	e)
Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related Party Transactions	f)	Review and approve all related party transactions.

Mandate Review*	g)
Review and recommend for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h)	The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this mandate.

*	Board approval required